EXHIBIT H

122 Lafayette Financials 2024

	Jan	Feb	Mar	Apr
Rental Income	$2,730.00	$1,094.00	$3,244.00	$3,299.00
Taxes	$—	$1,896.24	$—	$—
Insurance	$—	$—	$—	$—
Management	$81.90	$32.82	$97.32	$98.97
Water & Sewer	$189.43	$—	$—	$207.73
Maintenance	$61.28	$62.44	$61.73	$62.28
	$2,397.39	$(897.50)	$3,084.95	$2,930.02

May	June	July	August	September	October	November
$3,299.00	$3,299.00	$3,299.00	$3,299.00	$3,299.00	$3,299.00	$3,299.00
$1,896.23	$—	$—	$2,040.88	$—	$—	$2,048.62
$—	$—	$—	$—	$5,674.80	$—	$—
$98.97	$98.97	$98.97	$98.97	$98.97	$98.97	$98.97
$—	$—	$247.55	$—	$—	$—	$250.73
$64.27	$58.14	$61.08	$63.44	$62.44	$66.21	$64.22
$1,239.53	$3,141.89	$2,891.40	$1,095.71	$(2,537.21)	$3,133.82	$836.46

December
$3,299.00	$36,759.00
$—	$7,881.97
$—	$5,674.80
$98.97	$1,102.77
$—	$895.44
$63.47	$751.00
$3,136.56	$20,453.02